UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                AMADOR GOLD CORP.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON SHARES WITHOUT PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02264P 10 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                RICHARD W. HUGHES
                          711-675 WEST HASTINGS STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA, V6B 1N2
                                 (604) 685-2222
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 11, 2005
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  02264P 10 1
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

         RICHARD W. HUGHES
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds

         NOT APPLICABLE
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         NOT APPLICABLE
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization

         CANADIAN
--------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power
Shares
Beneficially               652,000
                  --------------------------------------------------------------
Owned by          (8)      Shared Voting Power
Each
Reporting                  1,300,000
                  --------------------------------------------------------------
Person With       (9)      Sole Dispositive Power

                           652,000
                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power

                           1,300,000
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,952,000
--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         7.5%
--------------------------------------------------------------------------------

(12)     Type of Reporting Person

         IN
--------------------------------------------------------------------------------

CUSIP No.  02264P 10 1
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

         HASTINGS MANAGEMENT CORP.
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds

         NOT APPLICABLE
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         NOT APPLICABLE
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization

         BRITISH COLUMBIA
--------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power
Shares
Beneficially
                  --------------------------------------------------------------
Owned by          (8)      Shared Voting Power
Each
Reporting                  100,000
                  --------------------------------------------------------------
Person With       (9)      Sole Dispositive Power


                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power

                           100,000
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         100,000
--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         .387%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person

         CO
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER

(a)      Title of Class of Securities:

         COMMON SHARES WITHOUT PAR VALUE

(b)      Address of Issuer's Principal Executive Offices:

         AMADOR GOLD CORP.
         711-675 WEST HASTINGS STREET
         VANCOUVER, BRITISH COLUMBIA
         CANADA, V6B 1N2

Item 2.  IDENTITY AND BACKGROUND

(a)      Name:

         (i)      RICHARD W. HUGHES; AND
         (ii)     HASTINGS MANAGEMENT CORP.

(b)      Residence or Business Address:

         C/O RICHARD W. HUGHES
         711-675 WEST HASTINGS STREET
         VANCOUVER, BRITISH COLUMBIA
         CANADA, V6B 1N2

(c)      Principal occupation or Employment:

         RICHARD W. HUGHES IS THE  PRESIDENT  AND OWNER OF  HASTINGS  MANAGEMENT
         CORP.

         HASTINGS MANAGEMENT CORP. IS A PRIVATE COMPANY THAT PROVIDES MANAGEMENT AND ADMINISTRATIVE SERVICES TO CANADIAN PUBLIC COMPANIES.

(d)      Criminal Proceedings:

         NONE

(e)      Civil Proceedings:

         NONE

(f)      Citizenship:

         RICHARD W. HUGHES IS A CANADIAN CITIZEN

         HASTINGS MANAGEMENT CORP. IS A CORPORATION INCORPORATED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NOT APPLICABLE

Item 4:  PURPOSE OF TRANSACTION

ON MAY 11, 2005, AS AN INCENTIVE FOR MR. HUGHES TO SERVE AS THE NEW CEO AND PRESIDENT OF THE ISSUER, MR. HUGHES WAS GRANTED OPTIONS TO PURCHASE 200,000 OUTSTANDING COMMON SHARES FROM THE PRIOR CEO AND PRESIDENT OF THE ISSUER AND OPTIONS TO PURCHASE 1,000,000 OUTSTANDING COMMON SHARES FROM A SIGNIFICANT SHAREHOLDER OF THE ISSUER. THE OPTIONS WERE GRANTED BY SUCH PARTIES AT NO COST TO MR. HUGHES. THE OPTIONS WERE FULLY EXERCISABLE ON THE DATE OF GRANT, HAVE A TERM OF TWO YEARS, AND HAVE AN EXERCISE PRICE OF CDN.$0.15 PER SHARE.

THE REPORTING  PERSONS HAVE NO PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT
IN:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount  beneficially  owned by Richard  W.  Hughes:  1,952,000  SHARES,
         INCLUDING 217,000 SHARES THAT MAY BE ISSUED UPON EXERCISE OF OUTSTANDING STOCK OPTIONS AND 1,200,000 SHARES THAT ARE CURRENTLY HELD BY THIRD PARTIES WHICH MR. HUGHES HAS THE RIGHT TO ACQUIRE THROUGH THE EXERCISE OF OPTIONS THAT HE ACQUIRED FROM SUCH THIRD PARTIES ON MAY 11, 2005. THE SHARES REPORTED AS BENEFICIALLY OWNED BY MR. HUGHES INCLUDE ALL OF THE SHARES REPORTED AS BENEFICIALLY OWNED BY HASTINGS MANAGEMENT CORP.

         Percent of class beneficially owned by Richard W. Hughes: 7.5% (BASED ON THE ACTUAL NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING AT 05-11-2005 [25,811,915] PLUS AN ADDITIONAL 217,000 SHARES, ASSUMING THE EXERCISE OF OUTSTANDING STOCK OPTIONS).

         Amount beneficially owned by Hastings Management Corp.: 100,000 SHARES.

         Percent of class beneficially owned by Hastings Management Corp.: .387% (BASED ON A TOTAL OF 25,811,915 COMMON SHARES ISSUED AND OUTSTANDING AT 05-11-2005).

(b)      Number of shares as to which Richard W. Hughes has:

         (i)      Sole power to vote or to direct the vote               652,000

         (ii)     Shared power to vote or to direct the vote           1,300,000

         (iii)    Sole power to dispose or to direct the
                  disposition of                                         652,000

         (iv)     Shared power to dispose or to direct the
                  disposition of                                       1,300,000

         Number of shares as to which Hastings Management Corp. has:

         (i)      Sole power to vote or to direct the vote                     0

         (ii)     Shared power to vote or to direct the vote             100,000

         (iii)    Sole power to dispose or to direct the
                  disposition of                                               0

         (iv)     Shared power to dispose or to direct the
                  disposition of                                         100,000

(c) Transactions effected during the past sixty days: MR. HUGHES SOLD 10,000 SHARES ON APRIL 17, 2005 AT CDN.$0.09 PER SHARE.

(d) MR. HUGHES BENEFICIALLY OWNS A TOTAL OF 1,200,000 SHARES WHICH HE HAS THE RIGHT TO ACQUIRE FROM THIRD PARTIES PURSUANT TO OPTIONS GRANTED TO MR. HUGHES BY SUCH PARTIES ON MAY 11, 2005. OF THOSE SHARES, A TOTAL OF 1,000,000 SHARES ARE CURRENTLY OWNED BY TRI-POL ENERGY CORPORATION, WHICH IS CURRENTLY THE BENEFICIAL OWNER OF MORE THAN 5% OF THE ISSUER'S CLASS OF COMMON SHARES.

(e)      NOT APPLICABLE

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed in Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7:  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1: JOINT FILING AGREEMENT DATED JANUARY 31, 2006 BY AND BETWEEN RICHARD W. HUGHES AND HASTINGS MANAGEMENT CORP.

EXHIBIT 2:        OPTION  AGREEMENT DATED MAY 11, 2005 BY AND BETWEEN RICHARD W.
                  HUGHES AND TRI-POL ENERGY CORP.

EXHIBIT 3:        OPTION  AGREEMENT DATED MAY 11, 2005 BY AND BETWEEN RICHARD W.
                  HUGHES AND RUPERT L. BULLOCK

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DATE:  JANUARY 31, 2006

                  RICHARD W. HUGHES

                  BY:  /S/ RICHARD W. HUGHES
                  ---------------------------------------------
                  NAME:    RICHARD W. HUGHES

                  HASTINGS MANAGEMENT CORP.

                  BY:  /S/ RICHARD W. HUGHES
                  ---------------------------------------------
                  NAME:    RICHARD W. HUGHES
                  TITLE:   PRESIDENT AND DIRECTOR

CUSIP No.  02264P 10 1
--------------------------------------------------------------------------------


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that Schedule 13D filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) 0f the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated:  JANUARY 31, 2006

                  RICHARD W. HUGHES

                  BY:  /S/ RICHARD W. HUGHES
                  ---------------------------------------------
                  NAME:    RICHARD W. HUGHES

                  HASTINGS MANAGEMENT CORP.

                  BY:  /S/ RICHARD W. HUGHES
                  ---------------------------------------------
                  NAME:    RICHARD W. HUGHES
                  TITLE:   PRESIDENT AND DIRECTOR

                                   EXHIBIT 2

                      OPTION AGREEMENT DATED FOR REFERENCE
                            THE 11TH DAY OF MAY, 2005


AMONG:   Tri-Pol Energy Corporation
         90 Kincora Park NW
         Calgary, Alberta, T3R 1L6


         (hereinafter the "Seller")
          Of the First Part


AND:     Richard W. Hughes
         Box 16
         5447 Burley Place
         Sechelt, BC, V0N 3A0


         (hereinafter the "Purchaser")
         Of the Second Part

WHEREAS

A. The Seller has agreed to sell 1,000,000 common shares (the "Shares") of Amador Gold Corp. ("Amador"), a public company whose shares trade on the TSX Venture Exchange, to the Purchaser on the terms and conditions hereinafter agreed to; and

B. The Purchaser has agreed to purchase the Shares from the Seller on the terms and conditions hereinafter agreed to.

NOW THEREFORE in consideration for the mutual covenants contained herein and other good and valuable consideration (the receipt and sufficiency of which is acknowledged), the parties agree as follows:

1.0      THE OPTION

1.1 The Seller hereby grants to the Purchaser, subject to the terms and conditions hereinafter set out, an option to purchase from time to time the Shares at a purchase of $0.15 per share (hereinafter called the "Option").

2.0      TERM OF THE OPTION

2.1 The Purchaser shall, subject to the terms and conditions hereof, have the right to exercise the Option in whole or in part from time to time after the date hereof and prior to the close of business on MAY 11, 2007 (hereinafter called the "Expiry Date"). At the close of business on the Expiry Date, the Option shall expire and terminate and be of no further force or affect whatsoever as to the Shares in respect of which the Option has not been exercised.

3.0      EXERCISE OF OPTION

3.1 The Option is exercisable while the Purchaser is the President and a Director of Amador.

3.2 The Option shall be exercised by the Purchaser upon delivery of the notice in the form of Schedule A attached hereto and forming part of this Agreement (the "Notice") to the Seller.

3.2 Thereafter the Seller shall arrange for delivery to the Purchaser of the number of Shares purchased against delivery of a certified cheque or bank draft payable to the Seller equal to the number of Shares purchased x $0.15 per share.

4.0      NOTICES

4.1 Documents delivered to a party's address for notice shall be considered to have been received:

         (a)      if delivered by facsimile:
                  (i) before 4:00 P.M (sender's time) on the date of transmission,
                  (ii) after 4:00 P.M (sender's time) on the next business day following the date of transmission,
         (b) on the date of physical delivery, if delivered by hand or by prepaid courier; or
         (c) five business days after the date of mailing, if delivered by mail.

4.2      The addresses for notice are:

                  To the Seller at the address first above written:
                  Fax:  403.250.7744
                  Email:  rglamb@telus.net and alant247@mac.com

                  To the Purchaser at the address first above written:
                  Fax:   1.604.740.0988

4.3 A party may change its address for notice by delivering written notice to all other parties of such change.

4.4 A change in a party's address for notice shall not be effective with respect to another party until that party has received written notice of the change.

4.5 A party shall not affect a delivery by mail if the party is aware of an actual or impending disruption of postal services.

5.0      MISCELLANEOUS

5.1      Time is of the essence of this Agreement.

5.2 This Agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia.

5.3 This Agreement may be executed by facsimile and in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement.

5.4 Singular expressions used in this Agreement shall be deemed to include the plural, and plural expressions the singular, where required by the context.

5.5 This Agreement will enure to the benefit of and be binding upon the parties and their heirs, executors, administrators, successors and permitted assigns.

5.6 This Agreement, constitutes the entire understanding between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties and there are no warranties, representations or other agreements between the parties in connection with this Agreement, except as specifically set forth herein.

5.7 An agreement to terminate this Agreement shall not be effective unless and until the agreement to terminate is evidenced by a memorandum in writing signed by all parties.

5.8 No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver is evidenced by a memorandum in writing signed by all parties.

5.9 No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

5.10 Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of this Agreement and all other provisions and part thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

5.11 The parties will execute and deliver any further documents and perform any further acts necessary to carry out the intent of this Agreement.

5.12     This Agreement is not assignable.

5.13 This Agreement supersedes and replaces all prior agreements between the parties.

THE PARTIES HAVE EXECUTED AND DELIVERED this Agreement as of the date and year first above written.

Tri-Pol Energy Corporation


BY:  /S/ R LAMB, DIRECTOR
-------------------------------------------
Authorized Signatory

The signature of the Purchaser was          )
affixed hereto in the presence of           )
                                            )
BY:  /S/ BEVERLY J. BULLOCK                 )    BY:  /S/ RICHARD W. HUGHES
--------------------------------------------     -------------------------------
Witness Signature                           )         Richard W. Hughes
                                            )
BEVERLY J. BULLOCK                          )
-------------------------------------------
Witness name                                )
                                            )
16493--26TH AVENUE                          )
--------------------------------------------
Address                                     )
                                            )
SURREY, BRITISH COLUMBIA, V3S 9W9           )
--------------------------------------------

                       SCHEDULE A TO THE OPTION AGREEMENT
                            DATED MAY 11, 2005 AMONG
                TRI-POL ENERGY CORPORATION AND RICHARD W. HUGHES

                               NOTICE OF PURCHASE

Date:             ____________

To:               Tri-Pol Energy Corporation

By Fax:           403.250.7744


This notice is sent to you as pursuant to the above referenced Option Agreement.

No. of Shares of Amador Gold Corp. purchased:                 ______________

Purchase Price - $0.15 x Number of Shares =                   $_____________

Settlement Date (a minimum of 48 hours after the receipt
         date of this Notice):                                 _____________

Contact person (name and telephone number)  ________________________________

Shares are to be picked up on the settlement date by:_______________________




___________________________

Richard W. Hughes (signature)

Telephone:  1-604-740-0989

                                   EXHIBIT 3

                      OPTION AGREEMENT DATED FOR REFERENCE
                            THE 11TH DAY OF MAY, 2005

AMONG:   Rupert L. Bullock
         16493 26th Avenue
         Surrey, BC, V3S 9W9


         (hereinafter the "Seller")
         Of the First Part


AND:     Richard W. Hughes
         Box 16
         5447 Burley Place
         Sechelt, BC, V0N 3A0


         (hereinafter the "Purchaser")
         Of the Second Part


WHEREAS

A. The Seller has agreed to sell 200,000 common shares (the "Shares") of Amador Gold Corp. ("Amador"), a public company whose shares trade on the TSX Venture Exchange, to the Purchaser on the terms and conditions hereinafter agreed to; and

B. The Purchaser has agreed to purchase the Shares from the Seller on the terms and conditions hereinafter agreed to.

NOW THEREFORE in consideration for the mutual covenants contained herein and other good and valuable consideration (the receipt and sufficiency of which is acknowledged), the parties agree as follows:

1.0      THE OPTION

1.1 The Seller hereby grants to the Purchaser, subject to the terms and conditions hereinafter set out, an option to purchase from time to time the Shares at a purchase of $0.15 per share (hereinafter called the "Option").

2.0      TERM OF THE OPTION

2.1 The Purchaser shall, subject to the terms and conditions hereof, have the right to exercise the Option in whole or in part from time to time after the date hereof and prior to the close of business on MAY 11, 2007 (hereinafter called the "Expiry Date"). At the close of business on the Expiry Date, the Option shall expire and terminate and be of no further force or affect whatsoever as to the Shares in respect of which the Option has not been exercised.

3.0      EXERCISE OF OPTION

3.1 The Option is exercisable while the Purchaser is the President and a Director of Amador.

3.2 The Option shall be exercised by the Purchaser upon delivery of the notice in the form of Schedule A attached hereto and forming part of this Agreement (the "Notice") to the Seller.

3.3 Thereafter the Seller shall arrange for delivery to the Purchaser of the number of Shares purchased against delivery of a certified cheque or bank draft (the "Cheque") payable to the Seller equal to the number of Shares purchased x $0.15 per share.

4.0      NOTICES

4.1 Documents delivered to a party's address for notice shall be considered to have been received:

         (a)      if delivered by facsimile:
                  (i) before 4:00 P.M (sender's time) on the date of transmission,
                  (ii) after 4:00 P.M (sender's time) on the next business day following the date of transmission,
         (b) on the date of physical delivery, if delivered by hand or by prepaid courier; or
         (c) five business days after the date of mailing, if delivered by mail.

4.2      The addresses for notice are:

                  To the Seller at the address first above written:
                  Fax:  604.536.5358
                  Email:  bullock@nspnet.com

                  To the Purchaser at the address first above written:
                  Fax:   1.604.740.0988

4.3 A party may change its address for notice by delivering written notice to all other parties of such change.

4.4 A change in a party's address for notice shall not be effective with respect to another party until that party has received written notice of the change.

4.5 A party shall not affect a delivery by mail if the party is aware of an actual or impending disruption of postal services.

5.0      MISCELLANEOUS

5.1      Time is of the essence of this Agreement.

5.2 This Agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia.

5.3 This Agreement may be executed by facsimile and in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement.

5.4 Singular expressions used in this Agreement shall be deemed to include the plural, and plural expressions the singular, where required by the context.

5.5 This Agreement will enure to the benefit of and be binding upon the parties and their heirs, executors, administrators, successors and permitted assigns.

5.6 This Agreement, constitutes the entire understanding between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties and there are no warranties, representations or other agreements between the parties in connection with this Agreement, except as specifically set forth herein.

5.7 An agreement to terminate this Agreement shall not be effective unless and until the agreement to terminate is evidenced by a memorandum in writing signed by all parties.

5.8 No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver is evidenced by a memorandum in writing signed by all parties.

5.9 No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

5.10 Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of this Agreement and all other provisions and part thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

5.11 The parties will execute and deliver any further documents and perform any further acts necessary to carry out the intent of this Agreement.

5.12     This Agreement is not assignable.

5.13 This Agreement supersedes and replaces all prior agreements between the parties.

THE PARTIES HAVE EXECUTED AND DELIVERED this Agreement as of the date and year first above written.

The signature of the Seller was
)
affixed hereto in the presence of      )
                                       )
BY:  /S/ BEVERLY J. BULLOCK            )        BY:  /S/ RUPERT L. BULLOCK
---------------------------------------         --------------------------------
Witness Signature                      )             Rupert L. Bullock
BEVERLY J. BULLOCK                     )
----------------------------------------
Witness name                           )
                                       )
16493026TH AVENUE                      )
---------------------------------------
Address                                )
SURREY, BRITISH COLUMBIA, V3S 9W9      )
---------------------------------------

The signature of the Purchaser was     )
affixed hereto in the presence of      )
                                       )
BY:  /S/ BEVERLY J. BULLOCK            )        BY:  /S/ RICHARD W. HUGHES
---------------------------------------         --------------------------------
Witness Signature                      )             Richard W. Hughes
BEVERLY J. BULLOCK                     )
----------------------------------------
Witness name                           )
                                        )
16493-26TH AVENUE                      )
---------------------------------------
Address                                )
SURREY, BRITISH COLUMBIA, V3S 9W9      )
---------------------------------------

                       SCHEDULE A TO THE OPTION AGREEMENT
                            DATED MAY 11, 2005 AMONG
                     RUPERT L. BULLOCK AND RICHARD W. HUGHES

                               NOTICE OF PURCHASE

Date:             ____________

To:               Rupert L. Bullock

By Fax:           604.536.5358


This notice is sent to you as pursuant to the above referenced Option Agreement.

No. of Shares of Amador Gold Corp. purchased:                 ______________

Purchase Price - $0.15 x Number of Shares =                   $_____________

Settlement Date (a minimum of 48 hours after the receipt
         date of this Notice):                                ______________

Contact person (name and telephone number)  ________________________________

Shares are to be picked up on the settlement date by:_______________________




____________________________

Richard W. Hughes (signature)

Telephone:  1-604-740-0989